

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 23, 2006

Via U.S. mail and facsimile

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
13520 Evening Creek Drive, Suite 130
San Diego, CA 92128

> **Re:** **World Waste Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 27, 2006**
> **File No. 333-136062**

Dear Mr. Pimentel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with a detailed analysis as to why you believe you are eligible to file on Form SB-2. In this regard, we note the statement on the cover page of your Form 10-KSB filed on July 7, 2006 that the aggregate market value of your voting and non-voting common equity held by non-affiliates was approximately $50,073,000 as of June 30, 2006.

2.   Given the nature and size of the transaction being registered, please advise us of the basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

3.   Please update your filing to comply with Item 310(g) of Regulation S-B at the effective date of your registration statement.

4.   We note that many of the defined terms throughout your prospectus that are not clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and many of the defined terms are acronyms. In addition, you define terms more than once in your prospectus. Please revise accordingly.

Cover Page of Registration Statement

5.   Please disclose the name of the agent for service. See Form SB-2.

6.   Please provide the Rule 415 legend as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

7.   We note the disclosure in footnote (2) to your fee table. You calculated the fee amount based on the average of the bid and asked prices of your common stock on July 19, 2006. This date is not within five business days prior to the date of filing. Please revise accordingly. See Rule 457(c) of Regulation C.

8.   We note the disclosure in footnotes (6) and (7) to your fee table. The registered shares appear to be issuable upon conversion of preferred stock that may be paid as a dividend. However, it does not appear that this dividend has been declared and is payable. As such, it is not appropriate to register these shares at this time. Please revise accordingly. Please also comply with this comment with respect to the registered shares referenced in footnote (8) to your fee table. In addition, please revise the disclosure in the section entitled "The Offering" on page 3 to reflect the changes to your fee table.

Cover Page of Prospectus

9.   We note the disclosure in the first sentence of the first paragraph. Please clarify here and throughout your prospectus that your prospectus relates to the "resale" of the shares, rather than the "sale" of the shares.

10.   We note the cross-reference to your "Risk Factors" section. Please highlight the cross-reference by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

Prospectus Summary, page 1

11. Please disclose the fact that you received a going concern opinion from your auditors.

The Offering, page 3

12. Please briefly disclose the material terms of your registration rights agreements, including the penalty provisions

Risk Factors, page 4

13. It appears that you have recently restated your financial statements. Please add risk factor disclosure regarding the risks associated with this restatement.

A substantial portion of our revenues will be generated from our agreement…, page 8

14. Please briefly describe the circumstances under which Taormina Industries may terminate the agreement.

Management's Discussion and Analysis of Financial Condition, page 14

15. We note that your provide a comparison of your results of operations for the fiscal years ended December 31, 2004 and 2003, and for the fiscal quarters ended March 31, 2006 and 2005. Please also provide a comparison for the fiscal years ended December 31, 2005 and 2004.

Factors that May Affect Future Results. . . , page 22

16. Please revise this paragraph, as your Form SB-2 is not an Annual Report.

Business, page 22

17. Please review the disclosure throughout this section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you simply refer to the sources as "industry sources." Please disclose the date of the sources and whether the information represents the most recently available data. Finally, if you funded or were otherwise affiliated with any of the sources you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Regulation, page 26

18.   Please disclose the costs of your compliance with environmental laws. See Item
      101(b)(11) of Regulation S-B.

Intellectual Property, page 28

19.   We note that you acquired one patent from the University of Alabama that is
      among the intellectual property you license from BPI. We have the following
      comments:

      · It appears that your license agreement relates to multiple patents and any
        related intellectual property. Please clearly explain your rights relating to
        the various technologies you use in your business.

      · Please explain BPI's rights relating to the patented technology. Does it
        have an exclusive right for all applications or is it limited to a particular
        field of use? Is this right limited geographically? In this regard, please
        explain the advantages you gained by acquiring the rights to the patented
        technology.

20.   Please quantify and state the license fee and royalties you refer to in this section.

2004 Equity Incentive Plan, page 36

Authorized Shares, page 36

21.   We note the disclosure in the last sentence regarding the number of options you
      have issued. Please update this disclosure as of the most recent practicable date.

Security Ownership of Certain Beneficial Owners and Management, page 37

22.   Your calculation of beneficial ownership is dated as of May 1, 2006. You are
      required to calculate beneficial ownership as of the most recent practicable date.
      Please revise accordingly. See Item 403 of Regulation S-B.

Selling Stockholders, page 39

23.   If a selling stockholder is not a natural person, please advise us as to whether it
      is a broker-dealer or an affiliate of a broker-dealer. In addition:

      · if a selling stockholder is a broker-dealer, please disclose that it is an
        underwriter; or

- if a selling stockholder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

24. Please revise the table to disclose the aggregate number of shares being offered by each selling stockholder.

25. It appears that the aggregate number of shares listed in column (a) is more than the number of registered shares disclosed on the cover page of your registration statement. In this regard, we note that you are registering 7,464,321 shares, but the number of shares listed in column (a) is 7,498,510. Please reconcile. Please also comply with this comment with respect to columns (c) and (d).

Relationships with Selling Stockholders, page 40

26. We note the disclosure in the second sentence of the second paragraph. Please explain what you mean by the statement that the information concerning your selling stockholders "may change from time to time." In addition, please confirm that you are aware that you may only substitute a new selling stockholder for an original selling stockholder by means of a prospectus supplement if:

- the change is not material;

- the number of securities or dollar amount registered does not change; and

- the new selling stockholder's securities can be traced to those covered by the original registration statement.

Finally, please be advised that you may not use a prospectus supplement to add selling stockholders to your registration statement if their ownership cannot be traced to securities registered in the original registration statement. Otherwise, you must make the changes by a post-effective amendment.

Plan of Distribution, page 40

27. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

28.   We note the disclosure in the third paragraph. If a selling stockholder enters
       into an agreement, after the effectiveness of your registration statement, to sell
       its shares to a broker-dealer as principal and that broker-dealer is acting as an
       underwriter, you need to file a post-effective amendment to your registration
       statement identifying the broker-dealer, providing the required information on
       the plan of distribution, revising the appropriate disclosures in your registration
       statement, and filing the agreement as an exhibit to your registration statement.
       Please revise the disclosure in this section to indicate that you will file a post-
       effective amendment addressing the above information. Additionally, prior to
       any involvement of any broker-dealer in the offering, such broker-dealer must
       seek and obtain clearance of the underwriting compensation and arrangements
       from the NASD Corporate Finance Department.

29.   We note that the selling stockholders may engage in short selling. Please advise
       us as to whether any of the selling stockholders have open short positions. In
       addition, please confirm that you are aware of Interpretation A.65 of the
       Division of Corporation Finance's July 1997 Manual of Publicly Available
       Telephone Interpretations, which is available on our website at www.sec.gov.

Description of Securities, page 42

30.   It appears that you are required to obtain stockholder approval to modify the
       terms of your preferred stock. In this regard, we note the disclosure under the
       heading "Financing Transaction and Extinguishment of Senior Debt" on page
       16. Please discuss the proposed modifications to your preferred stock.

Registration Rights, page 45

31.   Please disclose the number of issued and issuable shares that are subject to the
       registration rights.

Inside Lockups, page 45

32.   Please file the lock-up agreements as exhibits to your registration statement.

Shares Eligible for Future Sale, page 45

33.   We note the disclosure in the second sentence of the first paragraph. Please
       disclose the number of shares issuable under these options and warrants.

Rule 144, page 45

34. We note the disclosure in the first sentence of the last paragraph. Please disclose the number of shares available for resale under Rule 144.

Where You Can Find More Information, page 46

35. We note the disclosure in the second sentence. Please specifically identify the reports and other information you file. See Item 101(c)(2) of Regulation S-B.

36. Please reconcile the addresses disclosed in the third and fourth sentences.

37. We note the disclosure in the third and fourth sentences. Please also state that the public may obtain information on the Public Reference Room's operations by calling the SEC at 1-800-SEC-0330. See Item 101(c)(3) of Regulation S-B.

Part II – Information Not Required In Prospectus, page II-1

Item 24. Indemnification of Directors and Officers, page II-1

38. It appears that you have entered into indemnification agreements with certain of your directors and officers. Please discuss the material terms of each agreement and identify the directors and officers.

Item 26. Recent Sales of Unregistered Securities, page II-2

39. We note that this section only discusses your sales of unregistered securities that occurred prior to April 2005. Please revise to provide the information required by Item 701 of Regulation S-B with respect to all sales of unregistered securities subsequent to April 2005. For example, we note the sale discussed in Notes 9, 10, 15 to your audited financial statements. We also note your disclosure in your discussion of Liquidity and Capital on page 20.

40. Please provide the information required by Item 701(d) of Regulation S-B with respect to each transaction listed in this section.

41. Please provide the information required by Item 701 of Regulation S-B for any options issued during the last three years.

Item 27. Exhibits, page II-5

42. Please file as promptly as practicable each of the exhibits required by Item 601 of Regulation S-B, in particular Exhibit 5.1. These exhibits and any related

disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Item 28. Undertakings, page II-9

43.   Please revise paragraph (a)(ii) to provide the undertaking in the exact form required by Item 512(a)(1)(ii) of Regulation S-B.

44.   Please revise paragraph (a)(iii) to remove your qualifying language regarding information disclosed in your Exchange Act reports, as you are not Form S-3 eligible. See Note 2 to Item 512(a)(i) of Regulation S-B.

45.   Please delete paragraph (b), as you are not eligible to incorporate by reference.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Lawrence P. Schnapp
        Troy & Gould Professional Corporation
        1801 Century Park East, Suite 1600
        Los Angeles, CA 90067